Filed by Chavant Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chavant Capital Acquisition Corp.

Commission File No. 333-271197

Date: November 21, 2023

Mobix Labs, Inc. and Chavant Capital Acquisition Corp.

Announce Effectiveness of Registration Statement on Form S-4

Extraordinary General Meeting of Chavant Shareholders

to Approve Proposed Business Combination Set for December 14, 2023

IRVINE, Calif., November 21, 2023 – Mobix Labs, Inc. (“Mobix Labs” or the “Company”), a fabless semiconductor company developing disruptive next-generation connectivity technologies for 5G infrastructure, satellite communications and defense industries, and Chavant Capital Acquisition Corp. (Nasdaq: CLAY) (“Chavant”), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Chavant and relating to the previously announced proposed business combination between Mobix Labs and Chavant (the “Business Combination”).

The extraordinary general meeting of shareholders of Chavant for the approval of the Business Combination (the “Meeting”) and related matters is scheduled for December 14, 2023 at 10 a.m. EST. Further information regarding the Meeting is set forth in the proxy statement/prospectus included in the Registration Statement. A definitive proxy statement/prospectus was mailed to Chavant shareholders of record as of close of business on November 14, 2023 (the “Record Date”). Notice of the Meeting was mailed on or about November 15, 2023 to Chavant shareholders of record as of the Record Date. Chavant shareholders of record as of the Record Date will be entitled to notice of, and to vote at or before, the Meeting.

Following the closing of the Business Combination, which is expected to occur on or shortly after the Meeting, the Company expects that its shares of common stock and warrants will trade on The Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “MOBX” and “MOBXW,” respectively.

About Mobix Labs

Based in Irvine, California, Mobix Labs is a fabless semiconductor company developing disruptive next generation wireless and connected solutions that are designed to cater to a broad range of applications in markets including 5G infrastructure, satellite communications, automotive, consumer electronics, e-mobility, healthcare, infrastructure and defense. The Company believes its pipeline of current and potential customers and strategic partnerships presents a significant potential for a growing addressable market. Its portfolio of intellectual property is protected by extensive trade secrets and over 90 issued and pending patents.

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About Chavant

Chavant is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar transaction or business combination with one or more businesses. Chavant is led by Dr. Jiong Ma, Chief Executive Officer and President, Dr. André-Jacques Auberton-Hervé, Chairman of the board of directors, and Michael Lee, Chief Financial Officer. Chavant’s board of directors includes Dr. Patrick Ennis, a Venture Partner at Madrona Venture Group, Dr. Karen Kerr, founder and Managing Director of Exposition Ventures, and Dr. Bernhard Stapp, President of CS-management GmbH.

Important Information and Where to Find It

This press release relates to the Business Combination. Chavant has filed the Registration

Statement, which includes a proxy statement and prospectus of Chavant, with the SEC in connection with the Business Combination. Chavant will also file other documents regarding the Business Combination with the SEC. The Registration Statement was declared effective on

November 13, 2023. A definitive proxy statement/prospectus has been sent to all Chavant shareholders as of the Record Date, seeking any required shareholder approvals.

Before making any voting decision, investors and securityholders of Chavant are urged to read the entire Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available, as well as any amendments or supplements to these documents, because they will contain important information about Chavant, Mobix Labs and the Business Combination.

Investors and securityholders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Chavant through the website maintained by the SEC at www.sec.gov.

The documents filed by Chavant with the SEC may also be obtained free of charge from Chavant upon written request to: Chavant Capital Acquisition Corp., 445 Park Avenue, New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including statements regarding the anticipated timing of the completion of the Business Combination and the expectation that the Company’s shares of common stock and warrants will trade on Nasdaq following the consummation of the Business Combination, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chavant and its management, and the Company and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

•	the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Chavant’s securities;
•	the risk that the Business Combination may not be completed by Chavant’s deadline for the Business Combination and the potential failure to obtain an extension of the deadline for the Business Combination if sought by Chavant;
•	the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the business combination agreement by the shareholders of Chavant and the satisfaction of the minimum cash amount following redemptions by Chavant’s public shareholders;
•	the lack of a third party valuation in determining whether or not to pursue the Business Combination;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement;
•	the effect of the announcement or pendency of the Business Combination on the Company’s business relationships, performance, and business generally;
•	risks that the Business Combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the Business Combination;

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•	the outcome of any legal proceedings that may be instituted against the Company or against Chavant related to the business combination agreement or the Business Combination;
•	failure to realize the anticipated benefits of the Business Combination;
•	the inability to meet and maintain the listing of Chavant’s securities (or the securities of the post-combination company) on Nasdaq;
•	the risk that the price of Chavant’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which the Company plans to operate, variations in performance across competitors, changes in laws, regulations, technologies including transition to 5G, global supply chain, U.S./China trade or national security tensions, and macro-economic and social environments affecting the Company’s business and changes in the combined capital structure;
•	the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;
•	the risk that Mobix Labs is unable to successfully commercialize its semiconductor products and solutions, or experience significant delays in doing so;
•	the risk that the Company may never achieve or sustain profitability;
•	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;
•	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;
•	the risks relating to long sales cycles, concentration of customers, consolidation and vertical integration of customers, and dependence on manufacturers and channel partners;
•	the risk that the Company may not be able to consummate planned strategic acquisitions, or fully realize anticipated benefits from past or future acquisitions or investments;
•	the risk that the Company’s patent applications may not be approved or may take longer than expected, and the Company may incur substantial costs in enforcing and protecting its intellectual property;
•	inability to complete the PIPE investment in connection with the Business Combination; and
•	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Chavant’s Annual Report on Form 10-K for the year ended December, 31, 2022 and Chavant’s Quarterly Reports on Form 10-Q for subsequent quarterly periods, as such factors may be updated from time to time in Chavant’s filings with the SEC, the Registration Statement and the definitive proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

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Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Chavant gives any assurance that the Company, Chavant or the combined company will achieve their expected results. Neither the Company nor Chavant undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

The Company and Chavant and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Chavant’s stockholders with the Business Combination and the other matters set forth in the Registration Statement. Information about Chavant’s directors and executive officers is set forth in Chavant’s filings with the SEC, including Chavant’s Form 10-K for the year ended December 31, 2022, Chavant’s Form 10-Q for subsequent quarterly periods and the Registration Statement. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the definitive proxy statement/prospectus. You may obtain free copies of these documents as described above under “Important Information and Where to Find It.”

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Media and Investor Contacts:

George Medici/Laurie Berman

PondelWilkinson Inc.

310.279.5980

gmedici@pondel.com

lberman@pondel.com